03011555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48079

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMERZ FUTURES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 WEST JACKSON BOULEVARD, SUITE 600
(No. and Street)

CHICAGO	ILLINOIS	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK HENNEBERRY 312-987-2075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

ONE NORTH WACKER DRIVE	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 165 SECTION

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PATRICK E. HENNEBERRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERZ FUTURES LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

Official Seal
Stephanie R Warren
Notary Public State of Illinois
My Commission Expires 09/10/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerz Futures, L.L.C.
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2002

(Available for Public Inspection)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Members of
Commerz Futures, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commerz Futures, L.L.C. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2003

Commerz Futures, L.L.C.
(A Delaware Limited Liability Company)

Statement of Financial Condition
December 31, 2002

ASSETS

Customers' segregated funds:	
Cash and cash equivalents	$ 1,287,195
Cash, cash equivalents and securities, at market value, on deposit with clearing organizations	32,719,560
Investments, at market value	4,054,464
Receivables from other futures commission merchants, net	1,712,278
Settlements due from clearing organizations	111,311
Amounts held in separate accounts pursuant to Regulation 30.7 (Note 4)	6,093,924
	45,978,732
Cash and cash equivalents	982,183
Cash and securities, at market value, on deposit with clearing organizations	12,230,296
Receivables from other futures commission merchants, net	492,534
Receivables from customers	369,389
Investment in clearing organization stock, at cost (market value $468,000)	306,000
Exchange memberships, at cost (market value $5,233,500)	2,965,000
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,210,185)	793,711
Other receivables	505,910
Other assets	330,604
Total assets	$ 64,954,359

LIABILITIES AND MEMBERS' EQUITY

Net equity in commodity accounts:	
Customers trading on U.S. exchanges	$ 36,559,248
Customers trading on foreign exchanges	2,626,003
Noncustomers	9,907,464
	49,092,715
Payables to clearing organizations	983,335
Accounts payable and accrued expenses	1,107,003
Total liabilities	51,183,053
Commitments and contingencies (Note 5)	
Members' equity	13,771,306
Total liabilities and members' equity	$ 64,954,359

The accompanying notes are an integral part of the statement of financial condition

1. Organization and Ownership

Commerz Futures, L.L.C., a Delaware limited liability company (the "Company"), is a registered broker-dealer and futures commission merchant, and is a member of the Chicago Board of Trade and Chicago Mercantile Exchange. Commerzbank AG ("Commerzbank") owns 99% of the membership interests in the Company. Commerz US Holding Inc., a wholly-owned subsidiary of Commerzbank, owns the remaining 1% of the membership units in the Company.

The Company provides clearing and execution services to institutional customers and affiliates throughout the world.

2. Summary of Significant Accounting Policies

a. Cash Equivalents

Cash equivalents represent money market bank accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their value due to the short-term nature of these instruments.

b. Revenue Recognition

The Company records commission revenues in connection with its trade execution business at the time such services are rendered (i.e. trade date). Commission revenues in connection with customer commodity futures and options clearing transactions are recorded on a half-turn basis.

c. Investments

Investments represent funds segregated exclusively for the benefit of customers in accordance with the Commodity Exchange Act. The Company appointed Sentinel Management Group, Inc. as its investment adviser to manage these investments on a discretionary basis. At December 31, 2002, investments comprise primarily of publicly traded corporate debt.

d. Fair Value of Financial Instruments

The Company believes that the carrying value of its financial instruments is a reasonable estimate of fair value due to their short term nature. Assets, including those required to be segregated under federal regulations, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities are carried at amounts approximating fair value.

e. Furniture, Equipment and Leasehold Improvements

The Company depreciates and amortizes furniture and equipment using the straight-line method over the estimated useful lives of the assets, generally 3-5 years. The Company amortizes leasehold improvements over 10 years.

f. **Net Equity in Commodity Accounts**

The net equity in commodity accounts represents amounts payable to customers and affiliates for cash deposited, as adjusted for unrealized gains or losses on open positions. Open positions are valued on a daily settlement price basis.

g. **Income Taxes**

No provision for income taxes is made since the Company, as a limited liability company, has elected to be treated as a partnership for income tax purposes, whereby the members are responsible for recording the proportionate share of the Company's income in their tax returns.

h. **Management Estimates**

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Customers' Segregated Funds and Regulated Commodity Accounts

Customers' funds regulated by the Commodity Exchange Act are required to be segregated from the funds of the Company and funds of customers trading foreign futures and options contracts. In addition to customers' segregated funds as shown on the statement of financial condition, the Company held on deposit customers' U.S. Treasury obligations with a market value of $12,613,928, which are available to be used in lieu of cash margins and segregated pursuant to the Commodity Exchange Act. There were no customers' U.S. Treasury obligations held in separate accounts pursuant to Regulation 30.7. Interest on customer owned securities accrues to the benefit of customers. The market value of customers' long and short commodity option positions not reflected on the statement of financial condition amounted to:

	Commodity Option Positions	
	Long	Short
Customers trading on U.S. Exchanges	$ 21,481,193	$ 2,589,636
Customers trading on foreign exchanges	178,138	180,100

Included in the $982,183 cash and cash equivalents balance on the statement of financial condition is a $35,000 balance, which is held in a segregated account for the exclusive benefit of customers pursuant to Securities and Exchange Commission Rule 15c3-3.

4. Amounts Held in Separate Accounts Pursuant to Regulation 30.7

	December 31, 2002
Cash and securities on deposit	$ 481,905
Receivables from futures commission merchants, net	5,612,019
Total	$ 6,093,924

5. Commitments and Contingencies

The Company has a noncancelable operating lease agreement for its office facility which expires on November 30, 2008. The lease is subject to escalation clauses which are based upon annual operating expenses and taxes of the lessor. The future minimum rental commitments under the agreement are as follows:

Year Ended December 31,	
2003	$ 225,393
2004	231,471
2005	237,549
2006	243,627
2007	249,705
Thereafter	234,003

The Company is involved in certain legal proceedings arising in the ordinary course of business and has accrued for certain expenses related to these proceedings. Management of the Company, after consultation with counsel, believes that the resolution of these proceedings will have no material adverse effect on the statement of financial condition.

6. Distributions and Allocations of Income, Expense, Gains and Losses

The Limited Liability Company Agreement (the "Agreement") provides that the Company's profits, gains and losses be allocated in proportion to the percentage interests of the members, subject to certain limitations as defined in the Agreement. Distributions shall be made to the members in proportion to their percentage interests upon the determination of the manager of the Company, Commerzbank. One or more additional members may be admitted to the Company with the unanimous written consent of the members.

7. Net Capital Requirement

As a registered broker-dealer and futures commission merchant, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements for their registrants. The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. At December 31, 2002, the Company had net capital of $8,004,867, which exceeded the requirement of $1,946,980 by $6,057,887.

8. Related Parties

As of December 31, 2002, equity in noncustomer accounts of $9,907,464 included on the statement of financial condition represents amounts payable to affiliates for commodity trading activity.

The Company has an unsecured line of credit with Commerzbank of $75,000,000. As of December 31, 2002, no amount was borrowed under this agreement.

9. Concentration of Customer and Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various commodity transactions. These activities include the purchase and sale of commodity futures contracts and options thereon, which are transacted on behalf of customers on a margin basis subject to individual exchange regulations. Such transactions, as well as the Company's status as a clearing member on various commodity exchanges, may expose the Company to unquantifiable off-balance sheet risk in the event margin deposits are not sufficient to fully cover losses which customers may incur in volatile trading markets. If a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligation. The Company attempts to control this risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and internal guidelines, which requires customers to deposit additional margin collateral or reduce positions where necessary. The Company may also be exposed to credit risk in the event that the futures commission merchants and brokers with which the Company transacts business do not fulfill their obligations. The Company monitors, on a regular basis, the credit standing of each counterparty with which it conducts business.

10. Employee Benefit Plan

The Company participates in a 401(k) savings plan sponsored by Commerzbank for the benefit of its eligible employees. Under this plan, the Company may match 50% of employee contributions up to 6% of each participant's annual salary.

11. Subsequent Event

Effective January 1, 2003, the Company engaged Cargill Investors Services, Inc. to perform certain services relating to the Company's operations function.